June 15, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Mr. David Plattner

Re:	NOBLE ROMAN'S, INC.
PREC14A filed June 1, 2023
Filed by BT Brands, Inc. and Gary Copperud
File No. 000-11104

Dear Mr. Plattner:

This letter sets forth the responses of BT Brands, Inc. and Gary Copperud (the “Proponents”) to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) received on June 15, 2023 (the “Oral Comments”), relating to the above referenced proxy statement, as filed with the SEC on June 13, 2023 (the “Proxy Statement”).

We are concurrently submitting via EDGAR this letter and Amendment No. 2 to the Proxy Statement (“Amendment No. 2”).

In response to the Staff’s Oral Comment requesting that the Proponents provide information relating to Kenneth Brimmer as a participant in the solicitation, we have revised the Proxy Statement on page 12 to include biographical information regarding Mr. Brimmer.

We further advise the Staff that we have made the other minor grammatical and related revisions noted by the Staff, for which we thank you.

We hope that the responses we have provided in this correspondence are helpful and fully resolve the Oral Comments. If you have any questions or further comments, please feel free to contact William Ruffa at (646) 831-0320 or by email at bruffa@lawruffa.com, or Kenneth Brimmer at (612) 414-5104 or by email at kbrimmer@itsburgertime.com.

Very truly yours, BT BRANDS, INC.

By:	/s/ Kenneth Brimmer
Kenneth Brimmer,
Chief Operating Officer

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